UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 18, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM AND DECLARES QUARTERLY DIVIDEND

November 18, 2004

Methanex Corporation announced today that its Board of Directors has approved an increase in the Company’s current normal course issuer bid, raising the maximum allowable repurchase from 6,143,543 common shares to 12,178,092 common shares, or 10% of the public float. At the close of business on November 18, 2004, the Company had repurchased 5,187,100 common shares under the bid.

The Company also announced today that its Board of Directors has declared a quarterly dividend of US$0.08 per share that will be payable on December 31, 2004 to holders of common shares of record on December 17, 2004.

Bruce Aitken, President and CEO of Methanex commented, “Both of these announcements reflect our balanced approach to the utilization of cash and demonstrate our ongoing commitment to returning excess cash to shareholders.” Mr. Aitken added, “Our low-cost production facilities and leading market position have combined with strong methanol pricing to allow us to continue to generate significant cash flow from operating activities over recent quarters. We have excellent financial strength and flexibility with US$162 million in cash at the end of the third quarter 2004, an undrawn US$250 million credit facility and an outlook for continued strong cash generation.”

Mr. Aitken concluded, “We have the financial capacity to complete our capital maintenance spending program, the current normal course issuer bid, the construction of Chile IV and to pursue new opportunities to enhance our strategic position in methanol.”

The normal course issuer bid repurchase program was filed and accepted by the Toronto Stock Exchange (TSX) on May 13, 2004. The program is carried out through the facilities of the TSX. Purchases under the program, which commenced on May 17, 2004, will terminate on the earlier of May 16, 2005 and the date upon which the Company has acquired the maximum number of common shares permitted under the program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.

Methanex believes that purchasing its shares under the normal course issuer bid is in the best interests of its shareholders and represents an effective use of the Company’s financial resources. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

Methanex, based in Vancouver, is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600